UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

OPGEN, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68373L109

(CUSIP Number)

jVen Capital, LLC
11009 Cripplegate Road
Potomac, MD 20854
Attention:  Evan Jones
Telephone: 301-299-2088
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: jVen Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,375,685 shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,375,685 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,375,685 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 30.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	Includes exercisable warrants to purchase 446,553 shares of common stock.

CUSIP No. 68373L109

1	NAME OF REPORTING PERSONS: Evan Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,515,224 shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,515,224 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,515,224 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 31.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)
Includes exercisable warrants to purchase 446,553 shares of common stock held by jVen Capital and 131,156 shares of common stock and warrants to purchase 8,383 shares of common stock held by Mr. Jones’ spouse.

CUSIP No. 68373L109

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of OpGen, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 708 Quince Orchard Road, Suite 160, Gaithersburg, MD 20878.

Item 2. Identity and Background

(a) - (c) This Statement is filed by jVen Capital, LLC. (“jVen Capital”) and Evan Jones. Mr. Jones is sometimes referred to in this Schedule 13D as a “Reporting Person.” The principal business address of each Reporting Person is 11009 Cripplegate Road, Potomac, MD 20854. The principal business of jVen Capital is venture capital investments. Mr. Jones is Chief Executive Officer of OpGen, Inc.  Mr. Jones is also managing member of jVen Capital and, as such, may be deemed to have voting power and dispositive power over the Common Stock owned by jVen Capital. None of the Reporting Persons is considered to be part of a group, and this Schedule 13D has been filed by the Reporting Persons as a joint filing pursuant to Rule 13d–1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) jVen Capital is a Delaware corporation. Mr. Jones is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Prior to May 8, 2015, jVen Capital owned the following securities of the Company: (i) 1,059,213 shares of the Company’s Series A Redeemable Convertible Preferred Stock (the “Series A Stock”), (ii) 2014 Convertible Notes (the “2014 Notes”), which were convertible into shares of Series A Stock at a conversion rate of one share of Series A Stock for every $1.00 of principal, (iii) 2015 Convertible Notes (the “2015 Notes”), which were convertible into Series A Stock at a conversion rate of 1.25 shares of Series A Preferred Stock for each $1.00 of principal, and (iv) warrants to purchase an aggregate 1,553 shares of the Company’s Common Stock at an exercise price of $7.91 per share.  Each share of Series A Stock automatically converted into Common Stock on a 1-to-1 basis upon the consummation of an IPO.

On May 4, 2015, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) by the Company (File No. 333-202478) (the “Registration Statement”) was declared effective in connection with its initial public offering of 2,850,000 units, each of which consists of one share of the Company’s Common Stock, and one warrant to purchase one additional share of the Company’s Common Stock (the “IPO”). The IPO was consummated on May 8, 2015.  Upon consummation of the IPO, (i) 1,059,213 shares of Series A Stock held by jVen Capital automatically converted into 1,059,213 shares of Common Stock, (ii) $749,366 of 2014 Notes converted into 749,366 shares of Series A Stock, which automatically converted into 749,366 shares of Common Stock, and (iii) $540,443 of 2015 Notes converted into 675,553 shares of Series A Stock, which automatically converted into 675,553 shares of Common Stock. Prior to the IPO, jVen Capital acquired the Series A Stock and the Notes from the Company in a series of private transactions.

Additionally, on May 8, 2015, jVen Capital purchased units at a price of $6.00 per unit, consisting of 445,000 shares of Common Stock and warrants to purchase 445,000 shares of Common Stock, which are immediately exercisable.

Additionally, the spouse of Mr. Jones (“Mrs. Jones”) owns 131,156 shares of Common Stock and warrants to purchase 50 shares of Common Stock at an exercise price of $7.91 per share.  On May 8, 2015, Mrs. Jones purchased units at a price of $6.00 per unit, consisting of 8,333 shares of Common Stock and warrants to purchase 8,333 shares of Common Stock, which are immediately exercisable.

Item 4. Purpose of Transaction

The description set forth in Item 3 of this Schedule 13D is incorporated herein by reference.  jVen Capital acquired such securities in the Company for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)-(b)  The aggregate percentage of Common Stock reported owned by each person named herein is based upon 10,718,347 shares outstanding, which is the total number of Common Stock outstanding as disclosed in the Company’s prospectus, dated May 4, 2015, filed with the SEC on May 5, 2015 as part of the Registration Statement, and for jVen Capital, warrants to purchase an aggregate 446,553 shares of Common Stock, which are currently exercisable, and for Mr. Jones, warrants to purchase an aggregate of 454,936 shares of Common Stock held by jVen Capital and by his spouse, which are currently exercisable. As of May 8, 2015, jVen Capital beneficially owns 3,375,685 shares of Common Stock, constituting approximately 30.2% of Common Stock outstanding, based upon 10,718,347 shares outstanding and warrants to purchase an aggregate 446,553 shares of Common Stock, which are currently exercisable, and Mr. Jones beneficially owns 3,515,224 shares of Common Stock, constituting approximately 31.5% of Common Stock outstanding, based upon 10,718,347 shares outstanding and warrants to purchase an aggregate 454,936 shares of Common Stock held by jVen Capital and by his spouse, which are currently exercisable. Mr. Jones has voting and dispositive power over the Common Stock owned by jVen Capital and by his spouse.

(c)  The information contained in Items 3 and 4 above is hereby incorporated herein by reference in its entirety.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the IPO, jVen Capital and Mr. Jones each entered into a lock-up agreement (each a “Lock-up Agreement”) pursuant to which each agreed, subject to certain exceptions, not to offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of or transfer any units, shares of Common Stock, warrants to purchase Common Stock or any other security of the Company or any other entity that is convertible into, or exercisable or exchangeable for, units, Common Stock or any other equity security of the Company for 180 days after the effectiveness of the Registration Statement. The description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1.	Joint Filing Agreement.
2.	Form of Lock-Up Agreement.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2015

JVEN CAPITAL, LLC

By:	/s/ Evan Jones
Name: Evan Jones
Title: Managing Member

/s/ Evan Jones
Evan Jones